Exhibit 99.1

Canadian Superior Energy Inc.

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1                               Name and Address of Reporting Issuer

Canadian Superior Energy Inc. (“Canadian Superior” or the “Corporation”)
3200, 500 – 4th Avenue S.W.
Calgary, AB T2P 2V6

1.2                               Executive Officer

For further information, contact Robb Thompson, Chief Financial Officer of Canadian Superior (telephone (403) 503-7944).

Item 2 Details of Acquisition

2.1                               Nature of Business Acquired

On March 26, 2008 Canadian Superior completed a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) involving Canadian Superior, Seeker Petroleum Ltd. (“Seeker”) and shareholders and optionholders of Seeker, pursuant to which Canadian Superior acquired all of the issued and outstanding common shares of Seeker and Seeker became a wholly-owned subsidiary of Canadian Superior.

Seeker is a privately held corporation incorporated under the laws of Canada with its principal and head office located in Calgary, Alberta.  Seeker is engaged in petroleum and natural gas exploration, development and production in Western Canada.

2.2                               Date of Acquisition

March 26, 2008

2.3                               Consideration

Pursuant to the Arrangement, previous shareholders of Seeker received, for each outstanding common share of Seeker held by them, $0.85 cash or 0.2285 Canadian Superior common shares issued from treasury, subject to a maximum cash component of $14.2 million and maximum share component of 7,651,866 Canadian Superior common shares. In addition, Canadian Superior paid approximately $8.0 million to settle the outstanding amount of Seekers revolving credit facility which was financed through advances from Canadian Superior’s revolving credit facility.

2.4                               Effect on Financial Position

In connection with the Arrangement, Canadian Superior issued 7,651,866 common shares of Canadian Superior to the former holders of common shares of Seeker. After giving effect to the Arrangement, Canadian Superior has approximately 148.0 million issued and outstanding common shares.  Canadian Superior’s net debt upon completion of the Arrangement is approximately $11.3 million.

The acquisition of Seeker is consistent with Canadian Superior’s current business in petroleum and natural gas exploration, development and production.  Canadian Superior will initially operate Seeker as a going concern and as a wholly-owned subsidiary of the Corporation.  Canadian Superior does not presently have any plans or proposals for material changes in its business affairs or the affairs of Seeker, however, Canadian Superior may at some future date consolidate its interest in Seeker by amalgamating Seeker into the Corporation.

2.5                               Prior Valuations

Neither Canadian Superior nor Seeker obtained any formal valuation opinion in connection with the Arrangement, and the consideration was negotiated on an arm’s-length basis.

2.6                               Parties to Transaction

The parties to the Arrangement were dealing at arm’s-length.

2.7                               Date of Report

June 4, 2008

Item 3 Financial Statements

The audited financial statements of Seeker for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors’ report for the year ended December 31, 2007 thereon are attached hereto as Schedule “A”. The predecessor auditors have not given their consent for the inclusion of their audit report in this Business Acquisition Report.

The unaudited pro forma consolidated balance sheet of Canadian Superior as at December 31, 2007 and the unaudited pro forma consolidated statement of operations of Canadian Superior for the year ended December 31, 2007, after giving effect to the Arrangement, together with the notes thereto are attached hereto as Schedule “B”.

Schedule “A”

Audited Financial Statements of

Seeker Petroleum Ltd

As at and for the years ended

December 31, 2007 and 2006

Auditors’ Report

To the Shareholders of Seeker Petroleum Ltd.:

We have audited the balance sheet of Seeker Petroleum Ltd. as at December 31, 2007 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2006 were audited by other auditors, who expressed an opinion without reservation on these statements in their report dated May 31, 2007.

Calgary, Canada	(signed) “Meyers Norris Penny LLP
May 23, 2008	Chartered Accountants

SEEKER PETROLEUM LTD.

BALANCE SHEETS

As at December 31

($ thousands)	2007	2006

Assets (note 5)
Current
Cash and short-term equivalents	—	8,133
Accounts receivable	1,929	2,392
Prepaid expenses and deposits	251	276
	2,180	10,801
Property, plant and equipment, net (note 4)	33,948	26,592
	36,128	37,393

Liabilities
Current
Accounts payable and accrued liabilities	3,193	6,270
Revolving credit facility (note 5)	6,198	—
	9,391	6,270
Asset retirement obligations (note 6)	1,222	1,005
	10,613	7,275
Commitment (note 11)
Subsequent events (note 12)

Shareholders’ Equity
Share capital (note 8)	28,438	41,496
Contributed surplus (note 8)	902	476
Deficit (note 8)	(3,825)	(11,854)
	25,515	30,118
	36,128	37,393

See accompanying notes to the financial statements

On behalf of the Board,

(Signed) “Craig McKenzie”	(Signed) “Robb Thompson”

Craig McKenzie	Robb Thompson
Director	Director

SEEKER PETROLEUM LTD.

STATEMENT OF OPERATIONS AND DEFICIT

For the years ended December 31

($ thousands)	2007	2006

Revenue
Petroleum and natural gas sales, net of transportation	15,811	11,437
Royalties, net of royalty tax credit	(2,740)	(2,619)
	13,071	8,818
Interest income	28	49
	13,099	8,867
Expenses
Operating	4,689	3,373
General and administrative	1,142	815
Stock based compensation	426	232
Depletion, depreciation and accretion	11,771	7,706
Interest	100	126
	18,128	12,252
Loss before income taxes	(5,029)	(3,385)
Future income tax reduction (note 7)	(1,204)	(143)
Net loss	(3,825)	(3,242)
Deficit, beginning of year	(11,854)	(8,612)
Reduction of share capital (note 8)	11,854	—
Deficit, end of year	(3,825)	(11,854)
Basic and diluted net loss per share (note 8)	$(0.08)	$(0.09)

See accompanying notes to the financial statements

SEEKER PETROLEUM LTD.

STATEMENT OF CASH FLOWS

For the years ended December 31

($ thousands)	2007	2006

Cash provided by (used in):

Operating
Net loss	(3,825)	(3,242)
Items not involving cash:
Depletion, depreciation and accretion	11,771	7,706
Stock based compensation	426	232
Future income tax reduction	(1,204)	(143)
Asset retirement expenditures (note 6)	(54)	(9)
	7,114	4,544
Changes in non-cash working capital (note 9)	327	(894)
	7,441	3,650

Financing
Revolving credit facility advances	6,198	—
Issue of common shares	—	15,960
	6,198	15,960

Investing
Exploration and development expenditures	(18,856)	(17,609)
Change in non-cash working capital (note 9)	(2,916)	2,744
	(21,772)	(14,865)
Increase (decrease) in cash and short-term equivalents	(8,133)	4,745
Cash and short-term equivalents, beginning of year	8,133	3,388
Cash and short-term equivalents, end of year	—	8,133

See accompanying notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

(all tabular amounts in $ thousands, except where otherwise noted)

1.              Nature of operations

Seeker Petroleum Ltd. (“Seeker” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas in Western Canada.

2.              Summary of accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Certain comparative amounts have been reclassified to conform to current period presentation.

(a)          Cash and short-term equivalents

Cash and short-term equivalents consist of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.

(b)         Measurement uncertainty

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results may differ from these estimates.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and the future costs required to develop those reserves.  By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of changes in such estimates in future periods could be material.

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments.  To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property, plant and equipment balance.

(c)          Property, plant and equipment

(i)                                    Capitalized costs

The Company is engaged in the acquisition, exploration, development and production of oil and gas in Western Canada. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded.

2.              Summary of accounting policies (continued)

(ii)                                  Depletion and depreciation

Depreciation and depletion of producing oil and gas properties is recorded based on units of production.  Unit rates are computed for unamortized exploration drilling and development costs using total proved reserves.  Proved reserves are estimated by independent engineers and are subject to future revisions based on availability of additional information.  Asset retirement costs are amortized over proved reserves using the unit-of-production method.  Gains and losses on asset disposals or retirements are included in income as a separate component of revenue.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Corporate assets are depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 30%.

(iii)                               Ceiling test

The Company performs a ceiling test in a two-stage test performed quarterly.  Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.  If impairment is recognized, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s credit adjusted risk-free rate of interest, using forecast prices and costs.  Any impairment is included in the statement of operations for the respective year.

(d)      Joint ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Company’s proportionate interest in such activities.

(e)          Income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(f)         Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

2.              Summary of accounting policies (continued)

(g)         Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net earnings or loss by the weighted average number of common shares outstanding during the period.  The Company utilizes the treasury stock method in the determination of diluted per share amounts.  Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period.

(h)        Stock based compensation

Under the Company’s stock option plan described in note 8, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices or higher on the date of grant.  Stock-based compensation expense is recorded in the statement of operations for all options granted with a corresponding increase recorded as contributed surplus.  Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model.  The expense is recognized on a straight-line basis over the vesting period of the option.  Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.

(i)             Asset retirement obligation

The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of petroleum and natural gas properties. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

(j)             Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities.  The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada).  The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the relevant expenditures are renounced.

3.              New accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, the Company will be required to adopt the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3862 and 3863), Hedges (Section 3865) and Capital Disclosures (Section 1535).  In accordance with the new standards, changes are adopted retroactively without restatement of prior period information.  The other effects of the implementation of these new standards are discussed below.

3.              New accounting standards (continued)

a)              Comprehensive Income

Section 1530 provides for a new Statement of Comprehensive Income and establishes Accumulated Other Comprehensive Income (“AOCI”) as a separate component of shareholders’ equity.  The Statement of Comprehensive Income is defined as a change in net assets arising from transactions and other events from non-owner sources.  The statement would present net income and each component recognized in other comprehensive income (“OCI”) when such amounts exist. Any future OCI recognized by the Company will be recognized in AOCI.

b)             Financial Instruments – Recognition and Measurement

Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at cost or amortized cost.

c)              Financial instruments – Disclosures and Presentation

The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

d)             Derivatives and Hedge Accounting

Derivatives may be embedded in other financial instruments (the “host instruments”).  Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument.  Under the new standard, embedded derivatives were treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of the stand-alone derivative, and the combined contract is not held for trading or designated at fair value. In the event that the Company enters into a contract that contains an embedded derivative, the embedded derivative will be measured at fair value with subsequent changes recognized in earnings or loss.

e)              Capital Disclosures

The Company will be required to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements.

4.              Property, plant and equipment, net

	2007			2006
December 31	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas assets	67,961	34,045	33,916	48,924	22,375	26,549
Corporate assets	146	114	32	133	90	43
Total PP&E	68,107	34,159	33,948	49,057	22,465	26,592

The calculation of 2007 depletion and depreciation included an estimated $0.1 million (2006 - $0.6 million) for future development capital associated with proven undeveloped reserves and excluded $3.7 million (2006 - $4.3 million) related to unproved properties and projects under construction or development.

The Company performed a ceiling test calculation at December 31, 2007 and determined that there was no impairment in the carrying value of the company’s oil and gas assets. The prices used in the ceiling test evaluation of the Company’s oil and gas assets is summarized in the following chart:

4.              Property, plant and equipment, net (continued)

	Crude Oil	Natural Gas
	Edmonton Par Price (Cdn$ /bbl)	AECO Gas Price (Cdn$ /mmbtu)
2008	96.93	8.11
2009	89.10	8.20
2010	85.10	8.10
2011	84.10	7.95
2012	84.10	8.01
2013-2017 (1)	85.83	8.54
Thereafter (2)	2.0%	2.0%

(1)       Prices shown are the average over the period

(2)       Percentage change of 2.0% represents the change in the future prices each year after 2017 to the end of the reserve life.

5.              Revolving credit facility

The Company has a $8.5 million demand revolving credit facility (the “credit facility”) (2006 - $6.0 million). The credit facility is secured by a $15 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company. The borrowing base of the credit facility is subject to a semi-annual review by the lender. As at December 31, 2007, the Company had drawn $6.2 million (2006 – Nil) , against the credit facility at a variable prime interest rate (2006 – prime + 0.625%).

6.              Asset Retirement Obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

December 31,	2007	2006
Balance, beginning of year	1,005	718
Liabilities settled	(54)	(9)
Liabilities incurred	194	238
Accretion expense	77	58
Balance, end of year	1,222	1,005

The following significant assumptions were used to estimate the asset retirement obligation:

December 31,	2007	2006
Undiscounted cash flows	1,420	1,260
Credit adjusted discount rate (%)	7	7
Inflation rate (%)	2	2
Weighted average expected timing of cash flows (years)	5	5

7.              Future Income Taxes

The Company’s computation of future income tax recovery is as follows:

December 31,	2007	2006
Loss before income taxes	(5,029)	(3,385)
Combined federal and provincial income tax rate (%)	29.5	35.05
Computed income tax reduction	(1,484)	(1,186)
Increase (decrease) resulting from:
Non deductible crown royalties, net	—	250
Resource allowance	—	(178)
Stock based compensation	126	81
Future tax rate reduction	397	65
Valuation allowance	(331)	837
Other	88	(12)
	(1,204)	(143)

The net future tax asset is comprised of:

	2007	2006
Non-capital losses	77	72
Share issue costs	173	259
Asset retirement obligation	337	—
Net book value of assets in excess of tax basis	1,261	1,849
Future income tax asset	1,848	2,180
Less: Valuation allowance	(1,848)	(2,180)
	—	—

As at December 31, 2007, the Company had approximately $39.1 million in tax pools and $0.3 million in non-capital losses available for deduction against future taxable income.

Non-capital losses expire as follows:

2008	—
2009	—
2010	—
2011 and thereafter	278
278

8.              Share Capital

(a)          Authorized

Unlimited number of common shares, no par value.

(b)         Common shares issued

	2007		2006
	Number(#)	Amount($)	Number(#)	Amount($)
Balance, beginning of year	50,001	41,496	33,621	25,610
Shares issued – liquidity transaction	205	—	—	—
Tax benefits renounced on flow-through shares	—	(1,204)	—	(143)
Issued upon the exercise of stock options	—	—	262	252
Issued for cash	—	—	11,028	10,834
Issued upon exercise of warrants			1,600	1,200
Flow-through shares issued for cash	—	—	3,490	4,363
Issue costs	—	—	—	(620)
Reduction of share capital	—	(11,854)	—	—
Balance, end of the year	50,206	28,438	50,001	41,496

On November 20, 2007, subscribers to 2.0 million common shares exercised their right to an additional 0.10 common share of the Company, for each common share held for a total of 204,500 common shares due to the Company’s not completing a liquidity transaction by November 20, 2007.

At the Annual Shareholders Meeting held June 28, 2007, the shareholders of the Company adopted a special resolution to reduce the stated capital of the common shares by $11.9 million and, as a result, the deficit of the Company was reduced by the same amount.

In 2006, the Company issued 778,000 and 10,250,175 common shares by way of a private placement at $0.75 and $1.00 per common share respectively.

In  2006, the Company issued 3,490,200 flow-through shares at $1.25 per flow-through share.

In 2006 the Company issued 1,600,000 common shares upon the exercise of 1,600,000 warrants for gross proceeds of $1.2 million.

(c)          Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date. The options vest one-third on the date of grant with the remaining two thirds vesting evenly on the first and second anniversary from the grant date. The option’s maximum term is five years.

	2007		2006
	Number of options	Weighted average price ($)	Number of options	Weighted average price ($)
Balance, beginning of year	1,618	0.88	1,426	0.81
Forfeited	—	—	(50)	1.20
Exercised	—	—	(262)	0.70
Granted	1,580	1.00	504	1.00
Balance, end of the year	3,198	0.94	1,618	0.88

8.              Share Capital (continued)

The following table summarizes stock options outstanding under the plan at December 31, 2007:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.70	739	0.73	0.70	739	0.70
0.75	100	2.92	0.75	100	0.75
1.00	2,134	4.03	1.00	913	1.00
1.20	225	1.92	1.20	225	1.20
0.70 – 1.20	3,198	3.42	0.94	1,977	0.90

The following table summarizes stock options outstanding under the plan at December 31, 2006:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options (#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.70	739	1.73	0.70	739	0.70
0.75	100	3.92	0.75	67	0.75
1.00	554	3.94	1.00	218	1.00
1.20	225	2.92	1.20	225	1.20
0.70 – 1.20	1,618	3.15	0.88	1,249	0.82

(d)         Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

December 31,	2007	2006
Balance, beginning of year	476	313
Compensation expense	426	232
Exercise of stock options	—	(69)
Balance, end of year	902	476

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

December 31,	2007	2006
Risk free interest rate (%)	4.7	4.3
Expected life (years)	3.0	3.0
Expected dividend yield (%)	—	—
Expected volatility (%)	50.0	50.0
Weighted average fair value of options granted ($)	0.38	0.38

8.              Share Capital (continued)

(e)          Basic and diluted net loss per share

The Company used the treasury stock method to calculate net loss per common share.

December 31,	2007	2006
Weighted average common shares – basic and diluted	50,024	36,847
Basic and diluted net loss per share	$(0.08)	$(0.09)

For the calculation of diluted net loss per share the company excluded 3.2 million stock options (2006 — 1.6 million) that are anti-dilutive.

9.              Supplemental cash flow information

a) Changes in non-cash working capital

	2007	2006
Accounts receivable	463	(938)
Prepaid expenses and other	25	(195)
Accounts payable and accrued liabilities	(3,077)	2,983
Change in non-cash working capital	(2,589)	1,850

The change in non-cash working capital has been allocated to the following activities:

	2007	2006
Operating	327	(894)
Investing	(2,916)	2,744
	(2,589)	1,850

b) Other cash flow information

	2007	2006
Interest paid	100	126

10.       Financial Instruments

(a)          Fair value of financial assets and liabilities

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

(b)         Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

(c)          Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges at December 31, 2007.

10.       Financial Instruments (continued)

(d)         Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At December 31, 2007, the Company had no contracts in place.

11.       Commitment

The Company is subject to a lease commitment for office space. The future minimum lease payments for this commitment are: 2008 - $0.2 million, 2009 - $0.2 million, 2010 - $0.2 million, 2011 - 0.2 million and 2012 - $0.1 million.

12.       Subsequent events

(a)          On March 26, 2008, Seeker was acquired by Canadian Superior Energy Inc. for consideration of approximately $51.2 million, including assumed net debt of approximately $8.5 million.  Approximately 7,651,866 Canadian Superior common shares were issued at $3.72 a piece and $14.2 million cash was paid for the acquisition of all of the issued and outstanding shares of Seeker.

(b)         On March 31, 2008, the Company entered into a commodity sales agreement to reduce its exposure to commodity price volatility.  This financial instrument was entered into solely for hedging purposes and is not used for trading or other speculative purposes.

Term	Contract	Volume (GJs/d)	Fixed price
February 1, 2008 – October 31, 2008	Swap	2,000	$7.05

Schedule “B”

Unaudited Pro Forma Consolidated Financial Statements of

Canadian Superior Energy Inc.

As at and for the year ended

December 31, 2007

CANADIAN SUPERIOR ENERGY INC.

PRO FORMA CONSOLIDATED BALANCE SHEETS

As at December 31, 2007

(unaudited)

($ thousands)	Canadian Superior Energy Inc.	Seeker Petroleum Ltd.	Pro Forma Adjustments (note 2 (b))	Pro Forma Consolidated Canadian Superior Energy Inc.

Assets
Current
Cash and short-term equivalents	13,658	—	(13,658)	—
Accounts receivable	36,448	1,929	—	38,377
Prepaid expenses and deposits	2,571	251	—	2,822
	52,677	2,180	(13,658)	41,199
Nova Scotia offshore term deposits	14,559	—	—	14,559
Long term portion of lease prepayment	1,309	—	—	1,309
Goodwill	—	—	15,972	15,972
Property, plant and equipment, net	186,154	33,948	9,773	229,875
	254,699	36,128	12,087	302,914

Liabilities
Current
Accounts payable and accrued liabilities	22,230	3,193	887	26,310
Revolving credit facility	17,784	6,198	8,552	32,534
	40,014	9,391	9,439	58,844
Convertible preferred shares	13,571	—	—	13,571
Asset retirement obligations	11,325	1,222	—	12,547
Future income tax liability	8,853	—	(302)	8,551
	73,763	10,613	9,137	93,513

Shareholders’ Equity
Share capital	186,557	28,438	(28,438)	215,022
			28,465
Equity portion of preferred shares	2,320	—	—	2,320
Contributed surplus	14,314	902	(902)	14,314
Deficit	(22,255)	(3,825)	3,825	(22,255)
	180,936	25,515	2,950	209,401
	254,699	36,128	12,087	302,914

See accompanying notes to the unaudited pro forma consolidated financial statements

CANADIAN SUPERIOR ENERGY INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2007

(unaudited)

($ thousands)	Canadian Superior Energy Inc.	Seeker Petroleum Ltd.	Pro Forma Adjustments (note 2 (b))	Pro Forma Consolidated Canadian Superior Energy Inc.

Revenue
Petroleum and natural gas sales, net of transportation	47,847	15,811	—	63,658
Royalties net of royalty tax credit	(7,914)	(2,740)	—	(10,654)
	39,933	13,071	—	53,004
Interest and other income	925	28	—	953
	40,858	13,099	—	53,957

Expenses
Operating	9,883	4,689	—	14,572
General and administrative	13,315	1,142	—	14,457
Stock based compensation	4,218	426	—	4,644
Depletion, depreciation and accretion	26,595	11,771	(4,635)	33,731
Interest	3,352	100	—	3,452
Foreign exchange gain	(653)	—	—	(653)
Loss on abandonment	42	—	—	42
	56,752	18,128	(4,635)	70,245
Loss before income taxes	(15,894)	(5,029)	4,635	(16,288)
Capital	55	—	—	55
Future income tax reduction	(6,013)	(1,204)	1,275	(5,942)
Net loss	(9,936)	(3,825)	3,360	(10,401)
Basic and diluted net loss per share	$(0.07)	$(0.08)	—	$(0.07)

See accompanying notes to the unaudited pro forma consolidated financial statements

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2007

(all tabular amounts in $ thousands, except where otherwise noted)

1.              Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of Canadian Superior Energy Inc. (“Canadian Superior”) as at December 31, 2007 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 have been prepared to reflect the acquisition of Seeker Petroleum Ltd. (“Seeker”) by Canadian Superior on March 26, 2008.

These pro forma statements have been prepared by management of Canadian Superior in accordance with Canadian Generally Accepted Accounting Principles and in the opinion of management, contain all adjustments necessary for fair presentation.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in Canadian Superior’s audited consolidated financial statements as at December 31, 2007.

The pro forma statements should be read in conjunction with the audited consolidated financial statements of Canadian Superior and Seeker as at and for the year ended December 31, 2007.

The unaudited pro forma consolidated balance sheet gives effect to the transactions disclosed in notes 2 and 3 as if they occurred on December 31, 2007 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2007 give effect to the transactions as if they occurred on January 1, 2007.

These pro forma statements are not necessarily indicative of the results of operations or financial position which would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

2.              Pro Forma assumptions and adjustments

The pro forma statements have been prepared to give effect to the following transactions, assumptions and adjustments:

a)              The acquisition of all of the outstanding shares of Seeker.  The purchase price is allocated to assets and liabilities as follows based on a combination of cash and 7,651,866 Canadian Superior common shares issued:

Calculation of purchase price
Cash	22,211
Fair value of shares issued (7,651,886 @ $3.72 per share)	28,465
Transaction costs	887
51,563
Allocated as follows:
Working capital	(7,210)
Property, plant and equipment	43,721
Goodwill	15,972
Asset retirement obligation	(1,222)
Future income taxes	302
51,563

The fair value of the Canadian Superior shares issued on acquisition of $3.72 was determined based on reference to the market price on the date the transaction was announced. Goodwill of $16.0 million represents the excess of the purchase price paid over the tangible assets and liabilities acquired. In addition, the share capital, contributed surplus and retained earnings of Seeker are eliminated upon acquisition.

b)             The provision for depreciation and depletion expense reflects a decrease of $4.6 million for the year ended December 31, 2007 resulting from the combination of Canadian Superior and Seeker carrying value of oil and gas assets and reserves in the pro forma consolidated depletion calculation.

3.              Income taxes

The provision for future income taxes for the year ended December 31, 2007 has been adjusted for the impact of the pro forma adjustments on the pro forma consolidated statement of operations.

4.              Basic and diluted net loss per share

The pro forma net loss per share is based on the number of Canadian Superior shares outstanding at December 31, 2007, adjusted for the issuance of approximately 7.7 million common shares of Canadian Superior in connection with the acquisition.  This resulted in a weighted-average number of common shares outstanding of 148.0 million as at December 31, 2007. For the calculation of the diluted net loss per share, all outstanding stock options, convertible preferred shares and warrants for 2007 are excluded as they are anti-dilutive.